November 17, 2004


Matthew C. Hill
Chief Financial Officer and Secretary
EP MedSystems, Inc.
575 Route 73, Building D
West Berlin, NJ 08091

Re:	EP MedSystems, Inc.
	Schedule 14A Preliminary Proxy Statement
	Filed November 5, 2004
	File No. 000-28260

Dear Mr. Hill:

	We have the following comments on your filing. Please note that we have limited our review to the matters addressed in our comments.
We anticipate at this time that no further review of your proxy statement will be made other than a review of your responses to these comments. Note that we may have further comments on these issues.
All persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all required information has been included.

Proposal 3:  Amendment to Amended and Restated Certificate of
Incorporation
1. Please expand this section to indicate, as of the most recent date practicable:
* the number of outstanding shares of common stock;
* the number of authorized shares of common stock reserved for issuance pursuant to options, warrants, contractual commitments or other arrangements; and
* the number of authorized and unissued shares that are not reserved for any specific use and are available for future issuances, before and after the increase in authorized shares.
2. Please briefly describe the circumstances in which stockholder approval of issuances of the additional shares of common stock would be required.
3. Please expand the disclosure to conform with the guidelines set forth in SEC Release No. 34-15230 (October 13, 1978), Disclosure in Proxy or Information Statements; Anti-Takeover or Similar Proposals. Briefly discuss the effects on stockholders of the proposed increase in the number of authorized shares of common stock, from an anti-takeover perspective. The additional disclosure should include a discussion of:
* existing provisions of your certificate of incorporation, bylaws and agreements which have material anti-takeover effects; and
* whether you have any plans to subsequently implement additional measures that may have anti-takeover effects.
4. Please expand your disclosure to discuss any recent proposals to increase the number of shares, such as when the meeting occurred, the amount of the proposed increase and when you issued the securities due to the approved increase.

Closing Comments
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You should file a revised preliminary proxy statement. Please clearly and precisely mark the changes to the preliminary proxy statement effected by the revision, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of such revision; therefore, please allow adequate time after the filing of the revised proxy statement for further staff review.

You should furnish a response letter with the revised proxy statement keying your responses to this comment letter. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

Please direct any questions to Tim Buchmiller at (202) 824-5354 or to me at (202) 942-1927.

							Sincerely,



							Thomas A. Jones
							Senior Counsel

cc:  	Molly E. Gardner, Esq.
	Matthew C. Hill, Esq.
	Salvatore J. Vitiello, Esq.
	(each via fax: (212) 763-7600)
EP MedSystems, Inc.
November 17, 2004
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